UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Gilat Satellite Networks Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share

(Title of Class of Securities)

M51474118

(CUSIP Number)

Adam J. Semler
JGD Management Corp.
767 Fifth Avenue, 17th Floor
New York, New York  10153
Telephone: (212) 300-1300

With copies to:
Richard P. Swanson, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York  10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

May 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. M51474118	13D
	1) NAMES OF REPORTING PERSONS	JGD Management Corp.

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒

3) SEC USE ONLY

	4) SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

	6) CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER	8,121,651
	8) SHARED VOTING POWER	-0-
	9) SOLE DISPOSITIVE POWER	8,121,651
	10) SHARED DISPOSITIVE POWER	-0-
	11) AGGREGATE AMOUNT BENEFICIALLY OWNED	8,121,651
BY EACH REPORTING PERSON

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 20.3%

	14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

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The information in this Amendment No. 5 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) filed by JGD Management Corp., a Delaware corporation (“JGD” or the “Reporting Person”), d/b/a York Capital Management, with the U.S. Securities and Exchange Commission (the “SEC”) on January 2, 2007, as amended by the Amendment No. 4 to Schedule 13D (the “Amendment No. 4” and together with the Amendment No. 3, the “Prior Amendments”) filed by JGD with the SEC on April 10, 2008, relating to the ordinary shares, par value NIS 0.20 per share (the “Shares”), of Gilat Satellite Networks Ltd. (the “Company”).  This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Prior Amendments.  Capitalized terms used in this Amendment but not otherwise defined have the meaning ascribed to them in the Prior Amendments.  The Prior Amendments are supplemented and amended as follows:

Item 2.	Identity and Background

Item 2 of the Amendment No. 4 is hereby amended and restated in its entirety as follows:

(a)                         This Statement is filed by JGD Management Corp., a Delaware corporation (“JGD” or the “Reporting Person”), d/b/a York Capital Management, with respect to Shares directly owned by or allocated for the benefit of:

(i)  York Capital Management, L.P., a Delaware limited partnership (“York Capital”);

(ii)  York Investment Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Investment”);

(iii)  York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”);

(iv)  York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Credit Opportunities Master”); and

(v)  one other account (the “Managed Account”).

The General Partners of York Capital, York Investment, York Credit Opportunities and York Credit Opportunities Master have delegated certain investment advisory and administrative duties of such investment funds to JGD.  JGD also manages the Managed Account.  Accordingly, JGD may be deemed to have beneficial ownership over the Shares reported in this Statement.

The sole shareholder of JGD is James G. Dinan.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the General Partner of York Capital and York Investment.  James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management.

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York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic Holdings”), is the General Partner of York Credit Opportunities and York Credit Opportunities Master.  James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings.

The name of each director and each executive officer of JGD is set forth on Exhibit 1 attached hereto, which is incorporated herein by reference.

(b)                         The principal business office address of each of JGD, York Capital, York Investment, York Credit Opportunities, York Credit Opportunities Master, York Credit Opportunities Domestic Holdings, Dinan Management, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York  10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 1 attached hereto, which is incorporated herein by reference.

(c)                         JGD and its affiliates are investment managers of certain investment funds and accounts for which they have discretionary investment authority.

Each of York Capital, York Investment, York Credit Opportunities and York Credit Opportunities Master is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the General Partner of York Capital, York Investment and another privately owned limited partnership.

York Credit Opportunities Domestic Holdings is a privately owned limited liability company in the principal business of acting as the General Partner of York Credit Opportunities and York Credit Opportunities Master.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 1 attached hereto, which is incorporated herein by reference.

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(d)-(e)                  Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                         The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 1 attached hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amendment No. 4 is hereby incorporated by this reference and further amended and supplemented by adding the following at the end thereof:

Registration Rights Agreement

On May 31, 2009 (the “Effective Date”), the Reporting Person and the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) whereby the Company agreed to prepare and  file with the SEC a Registration Statement on Form F-3 on or prior to the 30th day following the Effective Date, covering a resale offering of any Shares held, and any Shares issuable upon exercise of any warrant, option or other right held (collectively, the “Registrable Securities”), by the Reporting Person on the Effective Date.  The Company shall be required to keep such Registration Statement continuously effective until all Registrable Securities covered by such Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144 under the Securities Act of 1933, as amended.  In addition, at any time a Registration Statement covering the Registrable Securities is not effective, one or more holders of Registrable Securities having a market value of at least $1 million will be entitled to require the Company to grant “demand registration” with respect to all Registrable Securities requested to be registered. If the Company proposes to register any securities for its own account in connection with the public offering of such securities for cash, each holder of Registrable Securities may also request that its Registrable Securities be included in such registration.

The preceding description of the Registration Rights Agreement is a summary only and is qualified in its entirety by reference to the copy of the Registration Rights Agreement included as an exhibit to this Statement and incorporated herein by this reference.

Item 4.	Purpose of Transaction

Item 4 of the Amendment No. 3 is hereby incorporated by this reference and further amended and supplemented by replacing the first paragraph thereof with the following:

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The Reporting Person acquired the securities of the Company described in Item 5 of this Statement for investment purposes. The Reporting Person reserves the right to purchase additional Shares, either separately or together with other persons, to sell all or some of the Shares beneficially owned by them, including, without limitation, pursuant to any registration statement under the Securities Act of 1933, as amended, required to be filed and kept effective by the Company under the Registration Rights Agreement, or to otherwise trade in the Shares, in open market or private transactions, provided that in its judgment such transactions present an attractive (long- or short-term) opportunity for profit.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amendment No. 4 is hereby amended and restated in its entirety as follows:

(a)                         (i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,121,651 Shares, which constitute approximately 20.3% of the issued and outstanding Shares.  As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by JGD.

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 591,680 Shares, which constitute approximately 1.5% of the issued and outstanding Shares.  As the General Partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.  In addition, as the controlling members of Dinan Management, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owners of the Shares beneficially owned by York Capital.

(iii) York Investment may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,096,026 Shares, which constitute approximately 15.2% of the issued and outstanding Shares.  As the General Partner of York Investment, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment.  In addition, as the controlling members of Dinan Management, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owners of the Shares beneficially owned by York Investment.

(iv) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 301,080 Shares, which constitute approximately 0.8% of the issued and outstanding Shares.  As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities.  In addition, as the controlling members of York Credit Opportunities Domestic Holdings, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owners of the Shares beneficially owned by York Credit Opportunities.

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(v) York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 645,709 Shares, which constitute approximately 1.6% of the issued and outstanding Shares.  As the General Partner of York Credit Opportunities Master, York Credit Opportunities Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities Master.  In addition, as the controlling members of York Credit Opportunities Domestic Holdings, James G. Dinan and Daniel A. Schwartz may be deemed to be the beneficial owners of the Shares beneficially owned by York Credit Opportunities Master.

(vi) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1.

The number of Shares beneficially owned and the percentage of outstanding Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.  The percentages of ownership described above for JGD, York Capital, York Investment, York Credit Opportunities and York Credit Opportunities Master are based on 40,103,662 Shares issued and outstanding as of December 31, 2008 as reported in the Company’s Annual Report of Foreign Private Issuer on Form 20-F filed with the SEC on April 7, 2009.

(b)                         (i) JGD may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,121,651 Shares.  As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,121,651 Shares.

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 591,680 Shares.  As the General Partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 591,680 Shares.  In addition, as the controlling members of Dinan Management, James G. Dinan and Daniel A. Schwartz may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 591,680 Shares.

(iii) York Investment may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 6,096,026 Shares.  As the General Partner of York Investment, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 6,096,026 Shares.  In addition, as the controlling members of Dinan Management, James G. Dinan and Daniel A. Schwartz may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 6,096,026 Shares.

(iv) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 301,080 Shares.  As the General Partner of York Credit Opportunities, York Credit Opportunities Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 301,080 Shares.  In addition, as the controlling members of York Credit Opportunities Domestic Holdings, James G. Dinan and Daniel A. Schwartz may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 301,080 Shares.

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(v) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 645,709 Shares.  As the General Partner of York Credit Opportunities Master, York Credit Opportunities Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 645,709 Shares.  In addition, as the controlling members of York Credit Opportunities Domestic Holdings, James G. Dinan and Daniel A. Schwartz may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 645,709 Shares.

(vi) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1 has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Share.

(c)                         During the past sixty (60) days preceding the date of this Statement, the Reporting Person did not effect any transactions in the Shares.

(d)                         The right to receive dividends from, or the proceeds from the sale of, all Shares reported in this Statement as beneficially owned by the Reporting Person is held by York Capital, York Investment, York Credit Opportunities, York Credit Opportunities Master or the Managed Account, as the case may be, all of which are the advisory clients of the Reporting Person or its affiliates.  The Reporting Person itself disclaims beneficial ownership of all Shares reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amendment No. 4 is hereby amended and restated in its entirety as follows:

The information provided in response to Item 3 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Amendment No. 4 is hereby restated in its entirety as follows:

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The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 2, 2009

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

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INDEX OF EXHIBITS

Exhibit No.	Description

1
Directors and Executive Officers of JGD Management Corp. (previously filed as Exhibit 1 to the Reporting Person’s Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2008).

2
Loan Assignment Agreement dated June 23, 2005 (the “Loan Assignment Agreement”) by and among Bank Hapoalim B.M. (the “Bank”) and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 1 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).

3
Addendum to the Loan Assignment Agreement dated July 18, 2005 by and among the Bank and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 6 to the Reporting Person’s Schedule 13D filed with the SEC on July 28, 2005).

4
Amendment dated April 1, 2004 to the Facility Agreement between Gilat Satellite Networks Ltd. (the “Company”) and the Bank (previously filed as  Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ending December 31, 2004 filed with the SEC on March 17, 2005).

5
Amendment to Facility Agreement and Warrant dated December 27, 2005 between the Company and York Capital Management (previously filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the SEC on March 23, 2006).

6
Form of Warrant to purchase ordinary shares, par value NIS 0.20 per share, of the Company (previously filed as Exhibit 8 to the Reporting Person’s Amendment No. 1 to Schedule 13D filed with the SEC on June 5, 2006).

7
Share Option Agreement dated July 18, 2005 by and among Bank Hapoalim B.M. and York Capital Management, for and on behalf of accounts managed by it (previously filed as Exhibit 2 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).

8
Irrevocable Proxy dated July 18, 2005 granted by Bank Hapoalim B.M. to York Capital Management (previously filed as Exhibit 3 to the Bank’s Amendment No. 3 to its Schedule 13D filed with the SEC on July 27, 2005).

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9
Irrevocable Proxy dated July 23, 2005 granted by Mivtach Shamir Holdings Ltd. to York Capital Management (previously filed as Exhibit 10 to the Reporting Person’s Schedule 13D filed with the SEC on July 28, 2005).

10
Form of Underwriting Agreement (previously filed as Exhibit 1 to the Company’s Amendment No. 1 to the Registration Statement on Form F-3 (Registration No. 333-138856) filed with the SEC on November 29, 2006).

11	Registration Rights Agreement dated May 31, 2009 by and among Gilat Satellite Networks Ltd. and York Capital Management, on behalf of funds and accounts managed by it.

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